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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LAFISE SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2340 S DIXIE HWY
(No. and Street)

MIAMI	FL	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LUISA FRANCHY	305 374 6001	LFRANCHY@LAFISESECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB Gravier, LLP
(Name – if individual, state last, first, and middle name)

396 Alhambra Circle suite 900	Coral Gables	FL	33134
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSE PABLO NAVARRO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LAFISE SECURITIES CORPORATION _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OLGA SUSANA HERNANDEZ
Notary Public · State of Florida
Commission # HH 420994
My Comm. Expires Jul 22, 2027
Bonded through National Notary Assn.

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Accounts with Proprietary Interest (See next Page)

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

(Z): Accounts with Proprietary Interests:

BANCO LAFISE (HONDURAS)

BANCO LAFISE BANCENTRO

BANCO LAFISE (COSTA RICA)

BANCO LAFISE PANAMA

LAFISE VALORES DE PANAMA SA

LAFISE VALORES PUESTO DE BOLSA (COSTA RICA)

LAFISE VALORES SOCIEDAD ANONIMA (GUATEMALA)

SEGUROS LAFISE SOCIEDAD ANONIMA

BANCO MULTIPLE LAFISE SA

SEGUROS LAFISE HONDURAS SA

SEGUROS LAFISE COSTA RICA

INVERSIONES ZUM

CORPORACION BANCENTRO

LAFISE GROUP PANAMA

ARDBEG INTERNATIONAL LIMITED

CASEIF IV LP

LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2023



HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Lafise Securities Corporation.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lafise Securities Corporation as of December 31, 2023, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lafise Securities Corporation's management. Our responsibility is to express an opinion on Lafise Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lafise Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of Computation of Net Capital Under Rule 15c3-1, Schedule I, the Statement on Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3, Schedule II, and Schedule III, Statement on Exemption Relating to the Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Lafise Securities Corporation's financial statements. The supplemental information is the responsibility of Lafise Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Computation of Net Capital Under Rule 15c3-1, Schedule I, the Statement on Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3, Schedule II, and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Lafise Securities Corporation's auditor since 2023.

Coral Gables, Florida

March 22, 2024

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

As Of December 31, 2023

Assets:		
Cash and cash equivalents	$	65,162
Deposit with clearing broker		150,907
Due from clearing broker		293,747
Marketable securities, original cost $7,953,514		7,994,221
Furniture and fixtures, net of accumulated depreciation of $33,303		1,847
Investment advisory receivable		375,156
Other assets		214,786
Total Assets	$	9,095,826
Liabilities and stockholders' equity:		
Liabilities		
Accounts payable and accrued expenses	$	755,145
Liabilities subordinated to claims of general creditors		-
Total Liabilities		755,145
Stockholders' equity:		
Common stock, $1 par value, 5,000,000 shares authorized, 177,778 shares issued and outstanding		177,778
Additional paid-in capital		704,222
Retained earnings		7,458,681
Total Stockholders' Equity		8,340,681
Total Liabilities and Stockholders' Equity	$	9,095,826

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 1.   ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is located worldwide.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers and Marketable Securities

The Company is a registered broker-dealer and investment advisor and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through its correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities. Pursuant to the clearing agreements, the Company is required to maintain a deposit of $150,000 with its clearing broker.

All securities are valued at the quoted market price and unrealized gains and losses are included in "trading gain" in the statement of operations. The Company does not own any restricted or non-marketable securities at December 31, 2023.

Revenue Recognition

For brokerage commissions, including markups and markdowns, the Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

For advisory fees, the Company earns a fee pursuant to the terms of the advisory agreements. The fees are recorded on a monthly basis, and contain variability with the fluctuation in the price of the assets under management. The Company believes that the performance obligation is satisfied once a revenue reversal is not probable.

For distribution fees, the Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from   the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1), which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations. Depreciation was $2,394 for the year ended December 31, 2023, and is included in other operational expenses in the statement of operations.

Concentration of Credit Risk

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2023, the Company had no deposits in excess of federally insured limits. Amounts due from clearing broker are deemed collectible by management and no allowance for credit losses was necessary.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles "GAAP", requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing brokers, has agreed to indemnify the clearing brokers from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under these indemnifications. In addition, the Company believes that it is unlikely it will have to make a material payment under the indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2023 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2023.

Income Taxes

For income tax purposes, the Company maintains its accounts using the accrual method of accounting. There are no deferred tax assets and liabilities as of December 31, 2023. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities for the year 2023 and three preceding years.

Cash and Cash Equivalents

Cash and cash equivalents consists of deposits with banks and all highly liquid investments, with maturities of three months or less.

Leases

The Company accounts for leases in accordance with FASB ASC 842, Leases. This requires a lessee to account for long-term leases as finance or operating leases. Both types of leases result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The Company has elected to adopt an exemption from the recognition and measurement requirements of ASC 842 for short-term leases. Therefore, leases with an initial term of twelve months or less are not recorded on the statement of

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

financial condition. The Company has no long-term leases, and as such, was not required to recognize a right-of-use asset and corresponding lease liability.

Accounts Receivable and Allowance for Credit Losses

Receivables from clearing organization: The Company's receivables from its clearing organization include amounts from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivable and cash deposits. The Company's trades are cleared through its clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires he Company to estimate credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supporting forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the assets amortized cost basis. Any changes in the allowance for credit losses would be reported in credit loss expense.

Accounts receivable from its clearing organization are recorded at net realizable value. The Company continually monitors the credit worthiness of its clearing organization and uses judgment in establishing a provision for estimated credit losses based upon historical experience that have been identified. As of December 31, 2023, management determined that no allowance for credit losses was necessary.

NOTE 3.   NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2023, the Company's net capital was $7,142,427, which was $7,042,427 in excess of its required net capital of $100,000. At December 31, 2023, the Company's net capital ratio was .1057 to 1.

NOTE 4.   FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, due from clearing broker, marketable securities, other assets, accounts payable and accrued expenses, approximate fair value due to the short-term nature of these accounts.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 4.   **FAIR VALUE MEASUREMENTS** (continued)

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability

A description of the valuation techniques applied to the Company's trading securities owned measured at fair value on a recurring basis is as follows:

Exchange-Traded and Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise they are categorized in level 2 or level 3 of the fair value hierarchy.

Corporate and Foreign Bonds: The fair value of corporate and foreign bonds is determined using recently executed transactions, market price quotations (when observable) and bond spreads obtained from independent external parties, such as vendors and brokers. The spread data used are for the same maturity as the bond. When position-specific external price data are not observable, fair value is determined based on benchmarking to similar instruments or cash flow models with yield curves. Corporate and municipal bonds are generally categorized in level 2 of the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 4.   **FAIR VALUE MEASUREMENTS** (continued)

Trading securities owned are as follows:

Exchange traded and equity securities	$ 45,145
U.S. Treasuries	195,932
Corporate and foreign bonds	7,753,144
	$7,994,221

Exchange traded and equity securities owned at December 31, 2023, as shown in the accompanying financial statements are valued at market prices and are categorized in level 1 of the fair value hierarchy. US Treasuries, and Corporate and foreign bonds owned at December 31, 2023, as shown in the accompanying financial statements are valued at market prices, other than quoted market prices included within Level 1 and are categorized in level 2 of the fair value hierarchy.

NOTE 5.   **FULLY DISCLOSED CLEARING AGREEMENT**

The Company has clearing agreements with its clearing brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing brokers. The Company maintains a deposit with its clearing broker in the amount of $150,000, which is included in the "Deposit with Clearing Broker" line of the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing broker. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its clearing brokers, which maintains the customers accounts and clears such transactions. The off-balance-sheet risks to the Company under these agreements are more fully discussed in Note 2.

NOTE 6.   **COMMITMENTS AND CONTINGENCIES**

In August, 2021, the Company relocated its offices to a new location and is renting space on a month to month basis to an entity owned by a stockholders of the Company. At the present time the Company has not entered into a long-term lease, and no formal lease has been signed. The Company is not under any legal obligation to continue to occupy its office location.

Rent expense for the year ended December 31, 2023 amounted to $240,000, which is included in occupancy expense in the statement of operations.

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2023, the Company has not had any formal complaint filed against it.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 7.   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On September 30, 2021, the Company borrowed $2,600,000 from Banco Lafise Panama, a related entity, under a FINRA approved subordinated loan agreement. The loan bears interest at 5% per annum and matured on September 30, 2023 and was repaid in full. Interest payments were made on a monthly basis.

NOTE 8.   DATE OF MANAGEMENT'S REVIEW

Management has evaluated events that have occurred subsequent to December 31, 2023 and through March 22, 2024, the date the financial statements were available to be issued. There have been no subsequent events as of the date of the financial statements were available to be issued which need to be recognized or disclosed in the accompanying financial statements as of December 31, 2023.

NOTE 9. RELATED PARTY TRANSACTION

In January 2019, the Company entered into an expense sharing agreement with a certain affiliate, whereby the Company would reimburse the affiliate for certain expenses in the amount of $10,000 per month. During the year ended December 31, 2023, the Company reimbursed the affiliate $120,000 under this agreement. In addition, during the year ended December 31, 2023, the Company reimbursed this same affiliate $347,414 in general operating expenses, including rent and insurance, which have been included in their respective expense categories.

During the year ended December 31, 2023 the Company recorded commissions and advisory fees from accounts with proprietary interests in the amount of $4,584,300 which was approximately 61% of total revenue.

As of December 31, 2023 the Company had receivables from accounts with proprietary interests in the amount of $375,156

During the year ended December 31, 2023 the Company recorded promoter fees to related parties in the amount of $1,684,939. As of December 31, 2023 the Company had payables to related parties in the amount of $172,637.